UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 67396/ July 11, 2012

ADMINISTRATIVE PROCEEDING
File No. 3-14890

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In the Matter of

                                                            :
QUINTEK TECHNOLOGIES, INC.,   :   ORDER MAKING FINDINGS
THE SAINT JAMES CO.,   :   AND REVOKING
URIGEN PHARMACEUTICALS, INC.,   :   REGISTRATION BY DEFAULT
VALOR ENERGY CORP.,   :   AS TO VALOR ENERGY CORP.
WHERIFY WIRELESS, INC., and   :
WINWIN GAMING, INC.,   :

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        The Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Administrative Proceedings (OIP) on May 24, 2012, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The OIP alleges that Valor Energy Corp. (Valor) has repeatedly failed to file timely periodic reports with the Commission, in violation of Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder.[1]

        The Office of the Secretary and the Division of Enforcement have provided evidence that Valor was served with the OIP on June 7, 2012, in accordance with Rules 141(a)(2)(ii) and (iv) of the Commission's Rules of Practice. To date, Valor has not filed an Answer, which was due ten days after service of the OIP. OIP at 3; 17 C.F.R. § 201.220(b). On June 22, 2012, Valor was ordered to show cause by July 5, 2012, why the registration of its securities should not be revoked by default. Valor did not file a response to that order. Valor also failed to appear at the telephonic prehearing conference held on June 20, 2012.

        Valor is in default for failing to file an Answer, attend the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). Accordingly, as authorized by Rule 155(a) of the Commission's Rules of Practice, I find the following allegations in the OIP to be true.

        Valor (CIK No. 1081242) is a defaulted Nevada corporation located in Salmon Arm, British Columbia, Canada, with a class of securities registered with the Commission pursuant to

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[1] Respondent Urigen Pharmaceuticals, Inc., filed an Answer to the OIP and remains in the proceeding. The proceeding has ended as to Respondents Quintek Technologies, Inc., The Saint James Co., Wherify Wireless, Inc., and WinWin Gaming, Inc. See Quintek Technologies, Inc., Exchange Act Release No. 67269 (June 27, 2012).

Exchange Act Section 12(g). Valor is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q/A for the period ended February 28, 2009, which reported a net loss of over $332,000 for the prior three months. As of May 14, 2012, the company's stock (symbol "VLEN") was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Valor has failed to heed a delinquency letter sent to it by the Division of Corporation Finance requesting compliance with its periodic filing obligations or, through its failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letter.

Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Valor has failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Valor.

ORDER

It is ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Valor Energy Corp. is hereby REVOKED.

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Cameron Elliot
Administrative Law Judge